Exhibit 4.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s (“BELLUS Health” or the “Company”) operations and financial performance for the years ended December 31, 2018 and 2017. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including its Annual Report and Annual Information Form, as well as other public filings, is available on SEDAR at www.sedar.com. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A.

The consolidated financial statements and MD&A have been reviewed by the Company’s Audit Committee and approved by the Board of Directors. This MD&A was prepared by management with information available as at February 20, 2019.

All currency figures reported in the consolidated financial statements and in this document are in Canadian dollars, unless otherwise specified.

CORPORATE PROFILE

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for conditions with high unmet medical need. The Company’s lead drug candidate is BLU-5937 being developed for the treatment of chronic cough. The Company's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol BLU.

BUSINESS OVERVIEW

BELLUS Health’s lead drug candidate is BLU-5937 for the treatment of chronic cough, a high unmet medical condition affecting millions of patients.

In November 2018, the Company announced positive top-line results from the clinical Phase 1 study for BLU-5937, in which BLU-5937 was shown to be safe and well tolerated. BLU-5937 did not cause any taste loss at the anticipated therapeutic doses, confirming the Company’s expectation that at these doses there is no or very limited effect on taste perception. The benign side effect profile, in combination with the anti-tussive effect demonstrated in several preclinical studies, further reinforces the Company’s position that BLU-5937 has the potential to be a best-in-class therapeutic for chronic cough patients.

Based on the positive data from the Phase 1 study, BELLUS Health expects to initiate a clinical Phase 2 study for BLU-5937 in chronic cough patients in mid-2019, with top-line results anticipated in mid-2020.

In December 2018, the Company completed a $35 million equity financing, with the vast majority of the offering subscribed by U.S. institutional healthcare investors. The Company concluded 2018 with a cash, cash equivalents and short-term investments position (“liquidity position”) of $48.9 million. As at February 20, 2019, the Company has 157,389,686 common shares outstanding and 174,844,685 common shares on a fully diluted basis, including 15,248,000 stock options granted under the stock option plan and 2,206,999 broker warrants.

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2018 Highlights

•	Announced positive top-line results from the clinical Phase 1 study for BLU-5937, the Company’s lead drug candidate for chronic cough. BLU-5937 was shown to be safe and well tolerated with no taste loss at the anticipated therapeutic doses;

•	Based on the positive top-line data from the Phase 1 study, expects to initiate a clinical Phase 2 study for BLU-5937 in chronic cough patients in mid-2019, with top-line results anticipated in mid-2020;

•	Closed a $35 million equity offering, with the vast majority of the offering subscribed by U.S. institutional healthcare investors led by OrbiMed;

•	Secured patent protection for BLU-5937 in all major pharmaceutical markets; patents were granted by the European Patent Office and the Japan Patent Office in 2018 in addition to patents granted in the United States and China in 2017, with claims covering the composition of matter of BLU-5937 until 2034;

•	Was granted a new U.S. patent claiming P2X3 selectivity as a means of minimizing taste effects for BLU-5937. This patent extends BLU-5937’s patent protection to 2038;

•	Appointed an international clinical advisory board to provide strategic guidance and support to the BLU-5937 development program;

•	Concluded the year with cash, cash equivalents and short-term investments totalling $48.9 million, which should enable the Company to finance its operations for more than two years.

2018 Equity Offering

On December 18, 2018, the Company closed an equity offering, issuing a total of 36,842,105 common shares from treasury at a price of $0.95 per share for aggregate gross proceeds of $35 million (the “2018 Offering”). The 2018 Offering was subscribed in vast majority by U.S. institutional healthcare investors led by OrbiMed and also included New Leaf Venture Partners, First Manhattan Co., Samsara BioCapital, Fonds de solidarité FTQ, AppleTree Partners and Amzak Health.

In addition, 1,450,264 broker warrants exercisable for common shares were issued to the agents of the 2018 Offering. Each broker warrant entitles the agents to buy one common share at a price of $0.95 per share for a period of 18 months from the closing of the 2018 Offering.

Net proceeds from the 2018 Offering will be used to fund the Company’s research and development activities, including but not limited to, activities related to BLU-5937’s clinical development, general and administrative expenses, working capital needs and other general corporate purposes.

BLU-5937 for Chronic Cough

The Company’s lead drug candidate is BLU-5937, a potent, highly selective, orally bioavailable small molecule antagonist of the P2X3 receptor, a clinically validated target for chronic cough. In preclinical studies, BLU-5937 exhibited a potent anti-tussive effect without affecting taste perception and an excellent safety profile. BLU-5937 has the potential to be a best-in-class therapeutic for chronic cough patients who do not respond to current therapies.

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On November 19, 2018, the Company announced positive top-line results from the clinical Phase 1 study for BLU-5937. The Phase 1 top-line data demonstrated that BLU-5937 has a good safety and tolerability profile, as well as a pharmacokinetic profile supporting twice-a-day (BID) dosing. At the anticipated therapeutic doses of 50 to 100 mg, BLU-5937 did not cause any loss of taste perception; only 1 out of 24 subjects reported transient taste alteration. Based on these data, the Company is preparing for the clinical Phase 2 study of BLU-5937 in chronic cough patients, expected to begin in mid-2019.

BLU-5937 Clinical Phase 1 Study Data

The Phase 1 data demonstrated that BLU-5937 has an excellent pharmacokinetic profile. Plasma half-life was established at 4 to 9 hours, supporting BID dosing. Based on pre-clinical efficacy studies and comparison with drug levels achieved with a clinically validated comparator, the Company anticipates that drug levels required for optimal inhibition of cough will be achieved at 50 mg or 100 mg BID.

BLU-5937 plasma concentration increased dose-proportionally and was not affected by food, supporting BLU-5937 administration without regard to meals.

The Phase 1 data also showed that BLU-5937 has a good safety and tolerability profile. The overall incidence of adverse events was comparable between placebo (50%) and BLU-5937 (44%).

There were no serious adverse events and no subjects withdrew prematurely due to an adverse event during the study. No significant trends of mean changes in vital signs, electrocardiogram (ECG) and clinical laboratory values have been observed in the Phase 1 study for BLU-5937.

No subject reported total loss of taste at any dose level. Only one subject out of 24 (4.2%) reported taste alteration at the anticipated therapeutic doses of 50-100 mg. This taste effect was reported only on the first day out of 7 days of dosing in a subject receiving 100 mg BID. There were only 2 cases of transient and sporadic partial taste loss reported: one at 400 mg BID and one at the 800 mg single dose level. At supra therapeutic doses of 200 mg to 1200 mg, 13 subjects out of 48 (27.1%) reported transient and sporadic taste alteration. No subject out of 16 reported any taste loss or taste alteration at 200 mg. All taste adverse events were transitory and sporadic in nature and almost all of them were mild. The other most frequent adverse events reported in the Phase 1 study (> 5%) for BLU-5937 were: headache (11%), numbness (11%), nausea (8%), dizziness (6%) and heartburn (6%).

BLU-5937 Clinical Phase 1 Study

The clinical Phase 1 study was a randomized, double-blind, placebo-controlled study of orally administered BLU-5937 in 90 healthy adult subjects. The primary objectives of the clinical Phase 1 study were to assess the safety, tolerability (including taste perception) and pharmacokinetic profile of BLU-5937 in healthy subjects.

The study was divided in two parts:

Part 1: A single ascending dose (SAD) study was conducted in 60 healthy subjects. Subjects were randomized into 6 cohorts of 10 subjects (8 BLU-5937: 2 placebo). The study evaluated single oral doses of BLU-5937 from 50 to 1200 mg.

Part 2: A multiple ascending dose (MAD) study was conducted in 30 healthy subjects. Subjects were randomized into 3 cohorts of 10 subjects (8 BLU-5937: 2 placebo). The study evaluated multiple oral doses of BLU-5937 of 100, 200 and 400 mg administered twice-a-day (BID) for 7 consecutive days.

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BLU-5937 Clinical Phase 2 Study Design

Based on the positive top-line data from the Phase 1 study, BELLUS Health expects to initiate a clinical Phase 2 study for BLU-5937 in chronic cough patients in mid-2019, with top-line results anticipated in mid-2020. This will be a dose escalation crossover design study to assess the efficacy, safety and tolerability of BLU-5937 in chronic cough patients, in addition to helping confirm the optimal dose regimen. A total of 50 patients with refractory unexplained chronic cough are expected to be enrolled in approximately 10 clinical sites located in the United Kingdom and Unites States.

In addition, for 2019, the Company expects to pursue BLU-5937 enabling activities to prepare the program for later stage clinical development and to develop the BLU-5937 program for potential expansion in other P2X3 indications.

Other

Preclinical studies demonstrated that BLU-5937 is a highly selective P2X3 antagonist exhibiting a potent anti-tussive effect without affecting taste perception and an excellent safety profile. In a guinea pig cough model, BLU-5937 showed comparable anti-tussive efficacy to the current leading P2X3 antagonist in development, Merck & Co’s gefapixant (also named AF-219 or MK-7264). In a rat taste model, BLU-5937 was not associated with taste loss whereas, consistent with clinical trial data previously presented by Merck & Co, gefapixant led to significant taste loss.

On July 19, 2018, the Company announced that patent protection for BLU-5937 had been secured in all major pharmaceutical markets following the Japan Patent Office’s issuance of a decision to grant Japanese Patent No. 2015-555508, which grants claims covering the composition of matter of BLU-5937 and related imidazopyridine compounds, in addition to pharmaceutical compositions comprising BLU-5937 and uses thereof, until 2034. Equivalent patents with similar broad claims were granted by the European Patent Office (patent No. 2951177) in April 2018 and by the U.S. Patent and Trademark Office and the Chinese Patent Office in 2017. The patents have an expiration date of 2034, excluding any potential patent term extension. Patent applications with similarly broad claims are currently pending in other industrialized nations.

On October 31, 2018, BELLUS Health announced that the U.S. Patent and Trademark Office had issued U.S Patent No. 10,111,883, granting claims for the use of BELLUS Health's lead drug candidate BLU-5937 for the treatment of chronic cough without affecting taste response. More generally, the patent entitled “Selective P2X3 Modulators” claims the use of imidazopyridine compounds that are selective for the P2X3 receptor as a means of minimizing taste perturbation in patients treated for chronic cough. In addition to BLU-5937, the patent claims the use of related selective imidazopyridine compounds and pharmaceutical compositions comprising BLU-5937. Patent No. 10,111,883 has an expiration date of 2038, excluding any potential patent term extension. This new U.S. patent extends the patent protection of BLU-5937 by an additional 4 years.

On September 25, 2018, the Company announced the appointment of an international clinical advisory board (the “CAB”) which provides strategic guidance and support to the BLU-5937 development program. The CAB is comprised of highly-respected clinical leaders whose work has influenced the treatment and management of chronic cough. The Chair of the CAB is Dr. Jaclyn Smith, MB, ChB, FRCP, PhD, Professor of Respiratory Medicine at the University of Manchester in the United Kingdom and an Honorary Consultant at the University Hospital of South Manchester NHS Foundation Trust.

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Chronic cough is a cough that lasts more than eight weeks and is associated with significant adverse social, psychosocial and physical effects on quality of life. In October 2018, the Company commissioned Bluestar BioAdvisors LLC (formerly known as Torreya Insights LLC) to conduct a market assessment through an evaluation of chronic cough epidemiology and pricing estimates. Based on primary and secondary research, the report concludes that, in the United States alone, more than 26 million adults suffer from chronic cough and more than 2.6 million of these patients have chronic cough lasting for more than a year. The number of treatment-refractory chronic cough patients expands to 11.7 million when taking into account those patients with a cough duration between eight weeks and one year.

Other Development Programs

BELLUS Health has economic interests in other partnered development stage programs, including revenue sharing and royalties on sales.

2017 Equity Offering

On December 12, 2017, the Company closed an equity offering, issuing a total of 52,631,580 common shares at a price of $0.38 per share for aggregate gross proceeds of $20 million (the “2017 Offering”). The 2017 Offering was subscribed in majority by institutional healthcare investors and also included the participation by members of the senior management team and Board of Directors of the Company.

In addition, 1,806,735 broker warrants exercisable for common shares were issued to the agents of the 2017 Offering. Each broker warrant entitles the agents to buy one common share at a price of $0.38 per share for a period of 18 months from the closing of the 2017 Offering.

2017 Sale of Thallion

On March 16, 2017, BELLUS Health entered into a share purchase agreement (the “Share Purchase Agreement”) with Taro Pharmaceuticals Inc. (“Taro”) for the sale of the Company’s wholly-owned subsidiary Thallion Pharmaceuticals Inc. (“Thallion”), including all the rights to the drug candidate Shigamab™. Taro acquired all issued and outstanding shares of Thallion for a total consideration of $2.7 million, consisting of a cash payment of $2.3 million on closing and a deferred payment of $0.4 million, which was received in January 2018. In addition, the Company is entitled to receive a portion of certain potential future post-approval revenues related to the Shigamab™ program. A gain on sale of subsidiary in the amount of $1,944,000 was recognized in the consolidated statement of loss for the year ended December 31, 2017.

Refer to section Contractual Obligations for details of payments made to the CVR holders in accordance with the terms of the agreements of the 2013 Thallion acquisition by BELLUS Health.

2017 Sale of Equity Interest in FB Health

On June 30, 2017, the Company sold its equity interest in FB Health S.p.A (“FB Health”) for a potential total consideration of $2,536,000, consisting of an upfront cash payment of $1,769,000 and a contingent revenue-based milestone payment of up to $767,000 (€518,000) to be determined based on FB Health’s revenues for the twelve-month period ended June 30, 2018. The Company received an amount of $465,000 in November 2018 as payment of the contingent consideration receivable.

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In the third quarter of 2018, prior to payment, the Company adjusted the estimated fair value of the contingent consideration receivable to $465,000 in the consolidated statement of financial position, based on available information representing management’s revised best estimate of the amount to be received ($384,000 as at December 31, 2017). The change in fair value for the year ended December 31, 2018 amounted to $81,000, presented in the consolidated statement of loss (2017 - nil).

Prior to the sale of the investment in FB Health on June 30, 2017, the Company increased the fair value of its investment from $639,000 to $2,153,000, representing the estimated fair value of the total consideration to be received. Total consideration consisted of $1,769,000 received in cash on closing and the estimated fair value of the contingent consideration of $384,000 on the transaction date, determined based on management’s best estimate of FB Health’s future revenues at that time. A realized gain on sale of investment in FB Health in the amount of $1,909,000, being the difference between the fair value of the total consideration and the amount paid for the original investment, was recognized by the Company in the consolidated statement of loss for the year ended December 31, 2017, following the sale of the investment.

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Selected Financial Information

(In thousands of dollars, except per share data)

	Years ended December 31
	2018	2017	2016

Revenues	$35	$165	$1,893

Expenses:
Research and development	7,185	3,610	1,515
Research tax credits	(653)	(289)	(149)
	6,532	3,321	1,366
General and administrative	3,409	2,529	2,624
Total operating expenses	9,941	5,850	3,990

Results from operating activities	(9,906)	(5,685)	(2,097)

Finance income	746	80	806
Finance costs	(5)	(61)	(922)
Net finance income (costs)	741	19	(116)

Change in fair value of contingent consideration receivable	81	-	-
Realized gain on sale of investment in FB Health	-	1,909	-
Gain on sale of subsidiary	-	1,944	-

Loss before income taxes	(9,084)	(1,813)	(2,213)
Deferred tax expense	-	61	15

Net loss for the year	$(9,084)	$(1,874)	$(2,228)

Net loss attributable to:
Shareholders	$(9,084)	$(1,874)	$(2,159)
Non-controlling interest	-	-	(69)
Net loss for the year	(9,084)	(1,874)	(2,228)
Loss per share – Basic and diluted	$(0.08)	$(0.03)	$(0.04)

Financial Position:

	At December 31,	At December 31,	At December 31,
	2018	2017	2016
Total assets	$53,300	$28,498	$9,584
Total non-current financial liabilities	$ Nil	$ Nil	$104

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RESULTS OF OPERATIONS

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For the year ended December 31, 2018, net loss amounted to $9,084,000 ($0.08 per share), compared to $1,874,000 ($0.03 per share) for the previous year. Net loss for 2017 included a gain on sale of subsidiary in the amount of $1.9 million and a realized gain on the sale of the equity interest in FB Health in the amount of $1.9 million. Excluding these gains, the increase in net loss is primarily attributable to higher research and development expenses.

Revenues amounted to $35,000 for the year ended December 31, 2018, compared to $165,000 for the previous year. Revenues in 2017 are mainly attributable to a service agreement with Taro following the sale of the Company’s wholly-owned subsidiary, Thallion, to Taro in March 2017.

Research and development expenses, net of research tax credits, amounted to $6,532,000 for the year ended December 31, 2018, compared to $3,321,000 for the previous year. The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, the Company’s lead drug candidate for chronic cough, including the clinical Phase 1 study completed by the Company in 2018.

General and administrative expenses amounted to $3,409,000 for the year ended December 31, 2018, compared to $2,529,000 for the previous year. The increase is mainly due to higher stock-based compensation expense in relation to the Company’s stock option plan and deferred share unit plans.

Net finance income amounted to $741,000 for the year ended December 31, 2018, compared to $19,000 for the previous year. The increase is primarily attributable to higher interest income due to the Company’s increased cash, cash equivalents and short-term investments position following the 2017 Offering as well as to the foreign exchange gain that arose from the translation of the Company’s net monetary assets denominated in US dollars.

Change in fair value of contingent consideration receivable amounted to an increase of $81,000 for the year ended December 31, 2018, compared to nil for the previous year. The contingent consideration receivable is related to the sale of the Company’s equity interest in FB Health in June 2017, as discussed previously.

Realized gain on sale of investment in FB Health amounted to $1,909,000 for the year ended December 31, 2017 and is related to the sale of the Company’s equity interest in FB Health in 2017, as discussed previously.

Gain on sale of subsidiary amounted to $1,944,000 for the year ended December 31, 2017 and is related to the sale of Thallion in March 2017, as discussed previously.

As at December 31, 2018, total assets amounted to $53,300,000, compared to $28,498,000 as at December 31, 2017. The increase is primarily due to the funds received from the 2018 Offering, offset by funds used to finance the Company’s operating activities. Total non-current financial liabilities amounted to nil as at December 31, 2018 and December 31, 2017.

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Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

For the year ended December 31, 2017, net loss amounted to $1,874,000 ($0.03 per share), compared to $2,228,000 ($0.04 per share) for the previous year. The decrease in net loss is primarily attributable to the gain on sale of subsidiary in the amount of $1.9 million and the realized gain on sale of equity interest in FB Health in the amount of $1.9 million, offset by lower revenue recognized in 2017 as well as higher research and development expenses.

Revenues amounted to $165,000 for the year ended December 31, 2017, compared to $1,893,000 for the previous year. Revenues for 2016 included those in relation to agreements with a partner for the development of KIACTATM for AA amyloidosis, terminated since then.

Research and development expenses, net of research tax credits, amounted to $3,321,000 for the year ended December 31, 2017, compared to $1,366,000 for the previous year. The increase is attributable to expenses incurred in relation to the development of BLU-5937, for which an exclusive worldwide license to develop and commercialize was entered into in February 2017. Expenses for 2016 included those in relation to the development of Shigamab™, which was sold to Taro in March 2017 as part of the sale of the Company’s wholly-owned subsidiary Thallion.

General and administrative expenses amounted to $2,529,000 for the year ended December 31, 2017, compared to $2,624,000 for the previous year.

Net finance income amounted to $19,000 for the year ended December 31, 2017, compared to net finance costs of $116,000 for the previous year. The increase in net finance income is primarily attributable to lower foreign exchange loss in 2017 that arose from the translation of the Company’s net monetary assets denominated in US dollars, due to the appreciation of the US dollar compared with the Canadian dollar in 2017.

Realized gain on sale of investment in FB Health amounted to $1,909,000 for the year ended December 31, 2017 and is related to the sale of the Company’s equity interest in FB Health in June 2017, as discussed previously.

Gain on sale of subsidiary amounted to $1,944,000 for the year ended December 31, 2017 and is related to the sale of Thallion in March 2017, as discussed previously.

As at December 31, 2017, total assets amounted to $28,498,000, compared to $9,584,000 as at December 31, 2016. The increase is primarily due to funds received from the 2017 Offering, the sale of Thallion and the sale of the Company’s equity interest in FB Health, offset by funds used to finance the Company’s operating activities. Total non-current financial liabilities amounted to nil and $104,000 as at December 31, 2017 and December 31, 2016, respectively.

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Quarter Ended December 31, 2018 Compared to Quarter Ended December 31, 2017 (Unaudited)

For the three-month period ended December 31, 2018, net loss amounted to $2,630,000 ($0.02 per share), compared to $1,605,000 ($0.02 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, partially offset by a foreign exchange gain.

Research and development expenses, net of research tax credits, amounted to $2,268,000 for the three-month period ended December 31, 2018, compared to $792,000 for the corresponding period the previous year. The increase is attributable to expenses incurred in relation to the development of BLU-5937, including the clinical Phase 1 study completed by the Company in 2018.

Net finance income amounted to $500,000 for the three-month period ended December 31, 2018, compared to $16,000 for the corresponding period the previous year. The increase is mainly attributable to a foreign exchange gain that arose from the translation of the Company’s net monetary assets denominated in US dollars.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

			Basic and diluted
		Net (loss)	(loss) earnings
Quarter	Revenues	income	per share

Year ended December 31, 2018
Fourth	$9	$(2,630)	$(0.02)
Third	9	(3,047)	(0.03)
Second	8	(1,564)	(0.01)
First	9	(1,843)	(0.02)

Year ended December 31, 2017
Fourth	$22	$(1,605)	$(0.02)
Third	93	(1,680)	(0.03)
Second	41	267	Nil
First	9	1,144	0.02

The variation of the net (loss) income of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increase in net loss for the fourth quarter of 2018 is primarily attributable to higher research and development expenses, partially offset by a foreign exchange gain. The increase in net loss for the third quarter of 2018 is primarily attributable to higher research and development expenses and stock-based compensation expense. The increase in net loss for the second quarter of 2018 is primarily attributable to the non-recurrence of the realized gain on the sale of the equity interest in FB Health of $1.9 million recorded in the second quarter of 2017. The increase in net loss for the first quarter of 2018 is primarily attributable to higher research and development expenses in addition to the non-recurrence of the gain on the sale of Thallion of $1.9 million recorded in the first quarter of 2017.

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Related Party Transactions

Dr. Francesco Bellini is the Chairman of the Board of Directors and provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. The Company recorded fees and expenses under the consulting and services agreement of $381,000 for both of the years ended December 31, 2018 and 2017.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2018, the Company had available cash, cash equivalents and short-term investments totaling $48,906,000, compared to $23,888,000 as at December 31, 2017. For the year ended December 31, 2018, the net increase in cash, cash equivalents and short-term investments amounted to $25,018,000, compared to $17,054,000 for the previous year. The Company’s working capital amounted to $48,148,000 as at December 31, 2018, compared to $23,860,000 as at December 31, 2017. The net increase in the cash position and working capital for the year ended December 31, 2018 is primarily attributable to funds received from the 2018 Offering, offset by funds used to finance the Company’s operating activities.

The other significant changes in the Company’s financial position as at December 31, 2018, compared to the financial position as at December 31, 2017, are as follows:

-	The decrease in Trade and other receivables is mainly due to the amounts received in 2018 in relation to the in-licensing of the BLU-5937 program from NEOMED and the sale of Thallion in 2017.
-	The decrease in Contingent consideration receivable is attributable to the proceeds received in 2018 in relation to the sale of the Company’s equity interest in FB Health in 2017.
-	The increase in Prepaid and other assets is mainly due to payments made in relation to the BLU-5937 Phase 2 clinical study.
-	The increase in Trade and other payables reflects the Company’s increased operations in 2018.

Based on management’s estimate and current level of operations, the Company believes that the current liquidity position is sufficient to finance its operations for more than two years.

The Company does not have any debt nor does it have pre-arranged credit facilities or other sources of financing cash flows.

The Company is subject to a number of risks associated with the conduct of its drug development programs and their results, the establishment of strategic alliances and the successful development of new drug products and their marketing. The Company has incurred significant operating losses and negative cash flows from operations since inception. To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, assets sales and the proceeds from research tax credits. The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful expansion and development of its project pipeline, obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies, which is dependent on a number of factors outside of the Company’s control.

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Refer to Financial Condition – Contractual Obligations and Financial Risk Management – Liquidity Risk sections for further details on liquidity and capital resources of the Company.

Financing and Investing Activities

On December 18, 2018, the Company completed the 2018 Offering by issuing 36,842,105 common shares from treasury at a price of $0.95 per share for aggregate gross proceeds of $35 million. In addition, 1,450,264 broker warrants exercisable for common shares were issued to the agents. Each warrant entitles the holders to buy one common share at a price of $0.95 per share for a period of 18 months from the closing of the 2018 Offering.

On September 12, 2018, upon the exercise of 700,000 broker warrants issued in connection with the 2017 Offering, the Company received $266,000 and issued 700,000 common shares from treasury.

During 2018, cash and cash equivalents amounting to net $17,651,000 were invested in short-term investments with initial maturities greater than three months and less than a year ($11,880,000 in 2017).

On December 12, 2017, the Company completed the 2017 Offering by issuing 52,631,580 common shares from treasury at a price of $0.38 per share for aggregate gross proceeds of $20 million. In addition, 1,806,735 broker warrants exercisable for common shares were issued to the agents. Each warrant entitles the holders to buy one common share at a price of $0.38 per share for a period of 18  months from the closing of the 2017 Offering.

On February 28, 2017, the Company paid $3.2 million in relation to the BLU-5937 license obtained from NEOMED, consisting of $1.7 million in cash and $1.5 million in equity with the issuance of 5,802,177 common shares from treasury ($0.2585 per share), as discussed in the Business Overview section.

On March 16, 2017, the Company sold its wholly-owned subsidiary, Thallion, to Taro for total consideration of $2.7 million, consisting of a cash payment of $2.3 million on closing and a deferred payment of $0.4 million, which payment was received in January 2018, as discussed in the Business Overview section.

On June 30, 2017, the Company sold its equity interest in FB Health for a potential total consideration of $2,536,000, consisting of an upfront cash payment of $1,769,000 and a contingent revenue-based milestone payment of up to $767,000 (€518,000), to be determined based on FB Health’s revenues for the twelve-month period ended June 30, 2018. The Company received an amount of $465,000 in November 2018 as payment of the contingent consideration receivable. Refer to the Business Overview section for additional details.

At December 31, 2018, the Company is contingently liable for a letter of credit in the amount of $50,000. Cash is pledged under this letter of credit and is presented as restricted cash under non-current Other assets in the consolidated statement of financial position as at December 31, 2018.

Other

As at February 20, 2019, the Company had 157,389,686 common shares outstanding and 174,844,685 common shares on a fully diluted basis, including 15,248,000 stock options granted under the stock option plan (of which 3,655,000 stock options were granted on February 20, 2019) and 2,206,999 warrants issued in relation to the 2018 and 2017 Offerings.

During the year ended December 31, 2018, 4,300,000 stock options were granted (2,885,000 in 2017), nil stock options were forfeited (290,000 in 2017) and nil stock options expired (90,000 in 2017).

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Contractual Obligations

As at December 31, 2018, BELLUS Health’s minimum future contractual obligations are principally for payments in relation to operating leases, consulting fees for Picchio International, trade and other payables and contracts for research and development activities. Future contractual obligations by year of maturity are presented below.

Contractual obligations		Less than
(in thousands of dollars)	Total	1 year	2 years

Operating leases	$164	$151	$13
Consulting fees	250	250	—
Trade and other accrued liabilities	2,716	2,716	—
Contracts for research and development activities	6,785	4,959	1,826

On August 15, 2013, BELLUS Health acquired all of the issued and outstanding common shares of Thallion in exchange for cash on closing of transaction and the issuance of one contingent value right (“CVR”) per common share to Thallion’s shareholders, with an expiration date of August 14, 2028, to be paid upon the settlement of the amounts described below.

The CVRs issued to Thallion’s shareholders entitle the holder thereof to: (i) its pro rata share of 100% of any additional purchase price consideration to be received in relation to a 2009 sale transaction by Thallion, (ii) its pro rata share of 5% of the Shigamab™ revenue generated or received by BELLUS Health, capped at $6,500,000, and (iii) its pro rata share of 100% of any net proceeds generated from the licensing, selling or otherwise commercializing of (a) diagnostic products or services using certain Caprion Proteomics Inc. products, and (b) all issued patents or pending patents pertaining to such Caprion Proteomics Inc. products, in respect of which Thallion has an ownership interest or monetary entitlement.

The amount to which the holders of CVRs may be entitled can be reduced for potential contingent liabilities owing by Thallion (including, but not limited to, in respect of the indemnity agreement entered into in relation to the 2009 sale transaction by Thallion, accounts payable or litigation).

In relation to (i) above, BELLUS Health paid in March 2017 a net amount of $577,152 ($0.01609 per CVR) to the CVR holders in relation to the 2009 sale transaction by Thallion.

In relation to (ii) above, the Company paid in April 2017 and in January 2018 net amounts of $94,550 ($0.00263 per CVR) and $14,721 ($0.00041 per CVR), respectively, to the CVR holders in connection with the sale of the Company’s wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM, to Taro in March 2017. Taro acquired all issued and outstanding shares of Thallion for a total consideration of $2.7 million, consisting of a cash payment of $2.3 million on closing and a deferred payment of $0.4 million upon the completion of a pre-established milestone, which payment was received in January 2018.

The CVRs also entitled the holder thereof to receive Thallion’s income tax credits deducted in the 2013 Thallion Statement of Net Cash in the event that they were not claimed by tax authorities after their audit, or their assessment period expired (the “Income Tax Credits”). As they were not claimed nor assessed, BELLUS Health paid on January 25, 2019 a net amount of $134,149 ($0.00374 per CVR) to the CVR holders.

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All payments made to CVR holder were in accordance with the terms of the agreements of the 2013 Thallion acquisition by BELLUS Health.

The Company expects that there will be no additional payment to CVR holders.

The Company is potentially liable in relation to the following indemnity agreement:

In March 2017, the Company entered into a Share Purchase Agreement with Taro for the sale of the Company’s wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM. The Company agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the Share Purchase Agreement. No indemnity provision has been recorded by the Company as at December 31, 2018 and 2017 for this matter as the Company does not expect to make any payments under this indemnity agreement.

The Company has a letter of credit issued in connection with a lease agreement in the amount of $50,000. Cash is pledged under the letter of credit and is presented as restricted cash under non-current Other assets in the consolidated statement of financial position as at December 31, 2018.

The Company has entered into a number of other agreements, which involve future commitments, including agreements with Parteq Research and Development Innovations, the federal Ministry of Industry (Technology Partnerships Canada Program) and NEOMED. Refer to note 17 to the consolidated financial statements for the year ended December 31, 2018 for details.

The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases.

FINANCIAL RISK MANAGEMENT

This section provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade and other receivables. The Company invests cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company's liquidity needs and yields that are appropriate.

As at December 31, 2018, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company requires continued access to capital markets to support its operations, as well as to achieve its strategic plans. Any impediments to the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment.

The Company manages liquidity risk through the management of its capital structure, as outlined in note 20 to the consolidated financial statements for the year ended December 31, 2018 (Capital Disclosures). In addition, the Company manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors the Company’s annual operating and capital budgets, as well as any material transactions.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than Canadian dollars. The Company’s exposure relates primarily to changes in the Canadian dollar versus the US dollar exchange rate. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company’s cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each reporting date, the impact of which is reported as a foreign exchange gain or loss in income.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in the Company’s functional currency to the maximum extent possible and practical and holding cash, cash equivalents and short-term investments as well as incurring borrowings in its functional currency. The Company holds a portion of its cash, cash equivalents and short-term investments in US dollars to meet its liquidity needs in US dollars, but does not use derivative financial instruments to reduce its foreign exchange exposure. Note 21 (d) to the consolidated financial statements for the year ended December 31, 2018 provides indication of the Company’s significant foreign exchange currency exposures as at that date.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s financial instruments exposed to interest rate risk are cash and cash equivalents, short-term investments and restricted cash. Management believes that the risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The Company has had no interest rate hedging activities during the current year.

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DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in the reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. The Company’s Chief Executive Officer and its Chief Financial Officer are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2018.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2018 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that the Company’s ICFR were effective as of December 31, 2018. The Company’s assessment is not subject to an attestation report of the Company’s auditors regarding ICFR.

Changes in Internal Controls Over Financial Reporting

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer, that, among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Company’s ICFR during the quarter ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect its ICFR.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to adopt accounting policies and to make certain judgments, estimates and assumptions that the Company believes are reasonable based upon the information available at the time these decisions are made. These accounting policies, judgments, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates.

The Company’s significant accounting policies are described in note 3 to the consolidated financial statements for the year ended December 31, 2018. Management considers that the following accounting policies and estimates are more important in assessing, understanding and evaluating the Company’s consolidated financial statements.

In-process research and development asset: The in-process research and development (“IPR&D”) asset is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. The Company accounts for subsequent research and development costs associated with the acquired IPR&D asset consistent with the research and development policy in note 3 (d) to the consolidated financial statements. The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

Stock-based compensation: The Company follows the fair value-based method to account for options granted to employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period with a corresponding increase to equity. The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Expected volatility is estimated by considering historic average share price volatility. For stock options with graded vesting, the fair value of each tranche is recognized over its respective vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date. When stock options are exercised, the Company issues new shares. The proceeds received, together with the related portion previously recorded in other equity, are credited to share capital. Changes to any assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s income.

Note 2 (d) to the consolidated financial statements provides additional information regarding the use of estimates and judgements in the application of accounting policies.

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CHANGES IN ACCOUNTING POLICIES

Changes in significant accounting policies in 2018

On January 1, 2018, the Company adopted the following new accounting standards and interpretations issued by the IASB, for which the application did not have a material impact on the audited consolidated financial statements for the year ended December 31, 2018:

(a)	IFRS 2, Share-Based Payment;

(b)	IFRS 9 (2014), Financial Instruments; and

(c)	IFRS 15, Revenue from Contracts with Customers.

Further information on these accounting changes can be found in note 4 (a) to the December 31, 2018 audited consolidated financial statements.

New accounting standard and interpretations not yet adopted

Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases and the related interpretations. This standard introduces a single lessee accounting model and requires all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have also been impacted, including the definition of a lease. Transitional provisions have been provided.

The new standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 using the modified retrospective transition method, with the cumulative effect of initially applying the standard recognized as an adjustment to opening retained earnings at date of initial adoption. The Company does not expect that the adoption of the standard will have a material effect on the consolidated financial statements, other than that its operating leases will need to be recognized in its consolidated statement of financial position on initial adoption of IFRS 16.

The nature of expenses related to those leases will now change because the Company will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities. Previously, the Company recognized operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognized.

Based on the information currently available, the Company expects that the right-of-use asset and lease liability on January 1, 2019 will be between $100,000 and $164,000.

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RISKS AND UNCERTAINTIES

Since its inception in 1993, BELLUS Health has incurred significant operating losses. The Company’s drug candidates are in development and none have yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company’s business entails significant risks, including the ability to expand and develop its project pipeline, costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of drugs, and competition from pharmaceutical and biotechnology companies.

Significant funding is required for research and development, clinical trials, marketing, commercial manufacturing of drugs and the establishment of sales and marketing teams that may be necessary for the launch and sales of new drugs. In addition, major financial resources are necessary until such time as the drugs are commercialized and sold successfully, and sales are sufficient to generate profits. The Company may seek to raise additional funds through public or private financing, collaborations agreements with other companies, or financing from other sources. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favourable terms.

The availability of financing will be affected by the results of scientific research and clinical development, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s drugs, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology, nutraceutical and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

Drug research and development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of the Company’s drug candidates. A setback in any of the Company’s clinical trials may cause a drop in the Company’s stock price. Difficulties encountered in enrolling patients in the Company’s clinical trials could delay or adversely affect the trials. There can be no assurance that development of any drug candidate will be successfully completed or that regulatory approval of any of the Company’s drug candidates under development will be obtained. Furthermore, there can be no assurance that existing drugs or new drug candidates developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company’s future potential drugs will gain market acceptance among physicians, patients, healthcare payers, the medical community and consumers. In addition, given the very high costs of development of drug candidates, the Company anticipates having to partner with pharmaceutical companies to develop and/or bring drugs candidates to market. The terms of such partnership arrangements along with the related financial obligations cannot be determined at this time and the timing of completion of the development and/or approval of such drug candidates will likely not be within the Company’s control.

The Company is heavily dependent on licensed intellectual property. If the Company was to lose its rights to licensed intellectual property, it would not be able to continue developing or commercializing BLU-5937. If the Company breaches any of the agreements under which it licenses the use, development and commercialization rights to BLU-5937 or any other drug candidate or technology from third parties or if certain insolvency events were to occur, it could lose license rights that are critical to its business.

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Because of the length of time and expense associated with bringing new drug candidates through development, obtaining regulatory approval and bringing drugs to market, the Company places considerable importance on obtaining and maintaining patent protection and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others. Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacturing and commercialization of drugs. There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing drugs, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate significant revenue or achieve profitability.

The Company may be required to make payments under the indemnity agreement in relation to the sale of Thallion in 2017.

A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings including the Annual Information Form available on SEDAR at www.sedar.com.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A, other than statements of fact that are independently verifiable at the date of this report, may constitute “forward-looking statements” within the meaning of Canadian securities legislation and regulations. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond the Company's control. This forward-looking information may include among other things, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s public filings with the Canadian securities regulatory authorities, including the Annual Information Form, for a discussion of the various risk factors that may affect the Company’s future results. Such risks factors include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain financing, the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which the Company does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted pre-clinical and clinical trial milestones and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of the Company’s drug candidates’ development process, their market size and commercial value, as well as the sharing of proceeds between the Company and its potential partners from potential future revenues, if any, are dependent upon a number of factors. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this report. These forward-looking statements speak only as of the date made, and the Company is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future events, circumstances or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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